Filed by ironSource Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thoma Bravo Advantage

Commission File No.: 001-39889

Date: April 20, 2021

ironSource, Valued at $11b, Still ‘Scratching Surface’ of Potential – Co-Founder

Ad-tech firm has what is said to be the highest valuation of an Israeli firm pre-US share sale, after its merger with Thoma Bravo SPAC

By Shoshanna Solomon

April 19, 2021, 2:00 PM GMT+3

When Israeli advertising technology firm ironSource confirmed the clinching of a multi-billion merger deal with special purpose acquisition company Thoma Bravo Advantage last month, there were no major celebrations at the Tel Aviv offices of the 10-year-old startup.

The few workers who had come into the 12th-floor office that day, after months of working from home under coronavirus restrictions, ambled onto the office terrace where a short toast was held, and then went back to work.

Earlier that day, the CEO had held a video conference call with all company employees, in Israel and abroad, informing them of the merger. It’s believed that the merger gives ironSource the highest ever valuation for an Israeli firm, ahead of a public offering of shares on the Nasdaq set for later this year.

The company enables game app developers and cellphone operators to make money on the content they create by displaying ads in the games. Eighty-seven of the top 100 game apps use the ironSource platform, in a mobile gaming market that generated $76 billion in 2020.

“Of course, we were very happy when we reached that important milestone, but… like most humans, you don’t really stop and appreciate things… You continue with the flow,” said Omer Kaplan, the 40-year-old co-founder of the company. “We are still in a process. It is going on right now; we have been working on that 24/7.”

Kaplan, speaking to The Times of Israel via Zoom, explained why the company chose to go public via a special purpose acquisition company (SPAC) rather than taking the traditional IPO route. He also talked about how the eight founders not only work together but have become a family. He explained why he believes ironSource, which had $332 million in revenue in 2020, up 83% from the previous year, is still “just scratching the surface” of its potential.

And he described how Israel has transitioned over the past decade from the Start-Up Nation, in which entrepreneurs set up and quickly sell their companies to the highest bidder, to what he called the Scale-up Nation, in which companies with massive valuations are taking on the global markets, hungry for growth and market share.

The company announced last month that it plans to raise $2.3 billion through the merger with SPAC Thoma Bravo Advantage at a whopping implied approximate valuation of $11.1 billion, compared to the $1.56 billion the company was deemed to be worth in its most recent private funding round in 2019.

Because of the coronavirus, the whole deal was negotiated via email, video and Zoom calls, taking a total of two months from the first introduction in January to the announcement of the deal in March.

The funds raised in the share offering will enable the firm to grow through acquisitions “on a much greater scale” than previously, said Kaplan. This is where Thoma Bravo, which manages some $73 billion in assets and focuses on investing in software and technology, can play a role, by introducing ironSource to relevant technologies and paving the way for deals.

“They can definitely help us with M&A,” said Kaplan.

Thoma Bravo will also contribute its knowledge in the software field to help the firm add more products and expand its platform and capabilities.

Even so, Kaplan said, growth at the firm will continue to be a balance between organic, in-house development and acquisitions.

ironSource was well into the process of going down the traditional route for an initial public offering of shares, but then Israeli-American billionaire Haim Saban, an investor in the firm, introduced IronSource CEO and co-founder Tomer Bar-Zeev to Puerto Rican billionaire businessman Orlando Bravo, the managing partner of the US private equity firm. Other investors in the Israeli firm include British businessman Len Blavatnik and private equity firm CVC Capital Partners.

“We were in a very advanced [process] for an IPO,” said Kaplan. The founders had heard of Thoma Bravo, he explained, and when the connection was made via Saban, “we felt that as a public company, they could really help us move forward.”

The transaction is expected to close in the second quarter of 2021, subject to customary closing conditions, including approval by Thoma Bravo Advantage’s shareholders.

Kaplan said that regarding company potential he feels ironSource is still very much a “baby.”

“I really think we’re just scratching the surface,” he said. The company is growing almost 150% a year, “and our customers are constantly growing with us. So we are still expecting tremendous growth.”

ironSource today has 800 workers spread through nine global offices — in Seoul, Kyiv, London, New York, San Francisco, Beijing, Tokyo, Bangalore and Tel Aviv. Half are employed in research and development, according to the firm’s website.

There are 6.7 billion mobile devices globally and in 2020 the average adult spent 4.3 hours a day consuming media on mobile devices. Some 140 billion apps were downloaded globally in 2020 and 83% of device time is spent on apps, a company presentation showed, based on eMarketer data.

The abundance of apps and games in the mobile ecosystem, and the ease with which they can be created, has made it even more important for developers to be able to get their products noticed, reach the most relevant users, and commercialize their businesses. ironSource identified the need for a one-platform solution nearly a decade ago, and built its products accordingly.

“The app economy represents a massive opportunity,” ironSource’s Zeev said in a statement. “Yet while app creation has become progressively easier, app commercialization has become increasingly harder. Our solutions allow our customers to focus on what they do best — creating great apps and user experiences — while we provide the infrastructure for their business expansion.”

Before setting up the company, the firm’s original founders built consumer web applications, but they found it hard to grow their user base and their revenue. That was when they realized that there might be a larger opportunity to grasp by helping developers turn their creations into money-making businesses.

By the end of December 2020, ironSource had over 4,000 customers around the world with a combined reach of over 2.3 billion monthly active users.

“Basically, anywhere people are going to consume apps, we are the ones connecting these apps with people and being the business infrastructure for them,” Kaplan said. “The app economy is really going to exponentially grow and we look at ourselves as one of the enablers of that economy.”

The firm believes that its total market opportunity will grow to $41 billion by 2025, from $17 billion in 2020.

Competition, like anywhere in the tech field, is fierce and there is always concern that a newcomer will come in overnight and upend an already aggressive industry, in which solutions are being offered by tech giants including Google’s AdMob, Facebook’s Audience Network and MoPub by Twitter.

“It is very competitive, but we have been working in this competitive landscape for many years, and we have managed to continue to grow faster than the market,” Kaplan said. It is all about “innovation and identifying the trends, being first to market and about execution. I think these are actually things we excel in, even in comparison to the largest companies in the world. It is something that we love, the velocity and the dynamic nature of this business.”

Rapidly evolving markets, competition and a failure to retain or expand its customer base are some of the risks facing the firm, according to the company presentation.

Bigger than the parts

Part of ironSource’s success, Kaplan said, is due to the comprehensive nature of its software suites and their combination into one platform, which gives it a competitive advantage in the market. The other part is due to the company’s eight co-founders.

The company started off with four — Bar Zeev and three brothers: Itay, Roi and Eyal Milrad. Through strategic acquisitions of other technologies and startups, the firm added four additional founders: Tamir Carmi, Arnon Harish, Netanel Shadmi and Kaplan, each bringing to the firm his own strengths. Half of the founders come from a technical background and half from business management.

“We work really well together, we are extremely good friends, and we trust each other. It is much more than work today,” Kaplan said, with the families spending time together outside work.

“Each of us brings his own flavor,” he said. The firm, he added, is still a “founder-led company. We look at the company kind of like an extension of ourselves. It is our DNA.”

And just like a piece of art becomes greater than the artist, Kaplan said, so the company they have created has become “much bigger than us.”

Additional Information and Where to Find It

This communication relates to a proposed transaction between ironSource and Thoma Bravo Advantage. This communication does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Thoma Bravo Advantage, ironSource, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, ironSource has filed a registration statement on Form F-4 with the SEC, which includes a proxy statement of Thoma Bravo Advantage in connection with Thoma Bravo Advantage’s solicitation of proxies for the vote by Thoma Bravo Advantage’s shareholders with respect to the proposed transaction and a prospectus of ironSource. Thoma Bravo Advantage also will file other documents regarding the proposed transaction with the SEC.

This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ironSource and Thoma Bravo Advantage through the website maintained by the SEC at sec.report. In addition, the documents filed by ironSource may be obtained free of charge from ironSource’s website at http://www.is.com or by written request to ironSource at ironSource Ltd., Derech Menachem Begin 121, Tel Aviv-Yafo, Israel, and the documents filed by Thoma Bravo Advantage may be obtained free of charge from Thoma Bravo Advantage’s website at http://www.thomabravoadvantage.com or by written request to Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

Participants in Solicitation

ironSource and Thoma Bravo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Thoma Bravo’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Thoma Bravo Advantage (“TBA”) and ironSource Ltd. (“ironSource”). All statements other than statements of historical facts contained in this communication, including statements regarding ironSource’s, TBA’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, ironSource’s or TBA’s expectations concerning the outlook for their or the combined company’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction between ironSource and TBA.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of TBA’s securities; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the shareholders of TBA and ironSource, the satisfaction of the minimum trust account amount following redemptions by TBA’s public shareholders and the receipt of certain governmental and regulatory approvals; (iii) the lack of a third party valuation in determining whether to pursue the proposed transaction; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (v) the effect of the announcement or pendency of the transaction on ironSource’s business relationships, performance, and business generally; (vi) risks that the proposed transaction disrupts current plans of ironSource and potential difficulties in ironSource employee retention as a result of the proposed transaction; (vii) the outcome of any legal proceedings that may be instituted against ironSource or against TBA related to the merger agreement or the proposed transaction; (vii) the ability of ironSource to list its ordinary shares on the New York Stock Exchange; (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive industry in which ironSource operates, variations in performance across competitors, changes in laws and regulations affecting ironSource’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and to identify and realize additional opportunities; (xi) ironSource’s markets are rapidly evolving and may decline or experience limited growth; (xii) ironSource’s reliance on operating system providers and app stores to support its platform; (xiii) ironSource’s ability to compete effectively in the markets in which it operates; (xiv) ironSource’s quarterly results of operations may fluctuate for a variety of reasons; (xv) failure to maintain and enhance the ironSource brand; (xvi) ironSource’s dependence on its ability to retain and expand its existing customer relationships and attract new customers; (xvii) ironSource’s reliance on its customers that contribute more than $100,000 of annual revenue; (xviii) ironSource’s ability to successfully and efficiently manage its current and potential future growth; (xix) ironSource’s dependence upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices; (xx) ironSource’s dependence upon the success of the gaming and mobile app ecosystem and the risks generally associated with the gaming industry; (xxi) ironSource’s, and ironSource’s competitors’, ability to detect or prevent fraud on its platforms; (xxii) failure to prevent security breaches or unauthorized access to ironSource’s or its third-party service providers data; (xxiii) the global scope of ironSource’s operations, which are subject to laws and regulations worldwide, many of which are unsettled and still developing; (xxiv) the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children; and (xxv) the effects of health epidemics, including the COVID-19 pandemic.

ironSource and TBA caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this communication. Neither ironSource nor TBA undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that ironSource or TBA will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed transaction, in TBA’s public filings with the SEC or, upon and following the consummation of the proposed transaction, in ironSource’s public filings with the SEC, which are or will be (as appropriate) accessible at sec.report, and which you are advised to consult.

Market, ranking and industry data used throughout this communication, including statements regarding market size and technology adoption rates, is based on the good faith estimates of ironSource’s management, which in turn are based upon ironSource’s management’s review of internal surveys, independent industry surveys and publications, including reports by Altman Solon, App Annie, AppsFlyer, Apptopia, eMarketer, Newzoo, Omdia and Sensor Tower and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While ironSource is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed above.